Exhibit 9

DEED OF IRREVOCABLE UNDERTAKING

Hanson PLC – Director

G Dransfield

May 14, 2007

To:          Lehigh UK Limited
Park Square
3160 Solihull
Parkway
Birmingham Business Park
Birmingham
West Midlands
B37 7YN (the “Offeror”)

Dear Sirs

Hanson PLC (the “Target”)

In consideration of the Offeror agreeing to the despatch of a document containing the formal terms of an offer on behalf of the Offeror to acquire the entire issued share capital (other than any already held by the Offeror and its associates) of the Target by means of a scheme of arrangement under section 425 of the Companies Act 1985 (the “Scheme”) within such period (the “Permitted Period”) as is permitted by the Panel on Takeovers and Mergers (the “Panel”) under Rule 30.1 of The City Code on Takeovers and Mergers (the “Code”), such offer to be on the terms and subject to the conditions referred to in the draft press announcement attached in Schedule 1 (the “Announcement”) together with such additional terms and conditions as may be required to comply with the requirements of London Stock Exchange plc, the Financial Services Authority, the New York Stock Exchange, the Australian Stock Exchange, the Code and/or as are customarily included in offers made under the Code and as agreed between the Target and the Offeror, I the undersigned hereby irrevocably and unconditionally undertake confirm warrant and agree with you as set out below:

1	Acceptance of the Scheme

1.1	I undertake and agree:

1.1.1
(either personally or by proxy) to exercise (or procure the exercise of) the voting rights in respect of the ordinary shares in the capital of the Target listed in Schedule 2 to this letter together with any other shares attributable to or derived from such shares (the “Shares”): (a) in favour of the resolution(s) to be proposed at any Court meeting (the “Court Meeting”) to be convened by order of the Court in connection with the Scheme (including, for the avoidance of doubt, any adjournments thereof); and (b) in favour of the resolution(s) to be proposed at any extraordinary general meeting of the Target (the “EGM”) to be proposed in connection with the Scheme (including, for the avoidance of doubt, any adjournments thereof);

1.1.2	to procure that, to the extent I exercise the voting rights in respect of the Shares by proxy:

1.1.2.1
the proxy form(s) in respect of any Court Meeting and EGM is/are returned to the Target’s registrars, duly completed and executed and indicating that the proxy should vote in favour of the resolution(s) to be proposed at such Court Meeting and EGM, within the time prescribed for return of forms of proxy in the document to be issued by the Target which will contain details of the Scheme (the “Scheme Document”) or any other document distributed for such purpose (as approved by the Court); and

1.1.2.2	such proxy form(s) is/are not revoked or withdrawn; and

1.1.3
forthwith upon an exercise (if any) of any option or the vesting of awards I hold over shares in the Target, to vote for (in accordance with the terms of the Scheme Document) the Scheme in respect of the shares acquired upon such exercise or vesting other than shares to be acquired under an HM Revenue & Customs approved employee share scheme.

2	Dealings

2.1	In my capacity as a shareholder, and without prejudice to my obligations and duties as a director, I undertake and agree, unless and until the Scheme is withdrawn or otherwise lapses:

2.1.1
except pursuant to the Scheme and save for sales of shares to fund the price and/or taxes on the exercise of options or vesting of awards over shares in the Target, not to sell, transfer or otherwise dispose of, charge, encumber or grant any option or other right over the Shares or any of them or any interest therein or permit any of the same and not to give any undertaking or letter of intent to accept, vote in favour of or otherwise support any Third Party Proposal (as defined below) in respect of all or any of the Shares and/or any options or other interests described in the Schedule, whether conditionally or unconditionally;

2.1.2
to exercise or abstain from exercising or procure the exercise or the abstention from exercise of all voting rights attaching to the Shares in such manner as to enable the Scheme offer to be made and to become unconditional;

2.1.3
save for any shares acquired upon exercise of options or vesting of awards as referred to in paragraph 1.1.3 above, not to acquire (and to use all reasonable endeavours to ensure that no person connected with me within the meaning of section 346 of the Companies Act 1985 acquires) any interest in any additional shares in the share capital of the Target but, if any such interest is acquired by me, then (without prejudice to any rights the Offeror may have in respect of any breach of this undertaking) such shares shall be deemed to be included in the expression “Shares” for the purpose of this undertaking with effect from the time I acquire, or become (directly or indirectly) able to direct the disposal of, such shares (save for any shares acquired under an HM Revenue & Customs approved employee share scheme);

2.1.4	not to sell Shares in the Target short or enter into any short derivative position referenced to them; and

2.1.5
not to enter into any agreement or arrangement with any person, whether conditionally or unconditionally to do all or any of the acts referred to in this Clause 2 which would or might in any way restrict the disposal of the Shares (except the cancellation of the Shares pursuant to the Scheme).

3	Warranties, confirmations and undertakings

3.1	I warrant that:

3.1.1
in my capacity as a shareholder, and without prejudice to my obligations and duties as a director, save in connection with the implementation of the Scheme, I will not, without the prior written consent of the Offeror, requisition or join in requisitioning any general or class meeting of the Target or the proposal of any resolution at such meeting;

3.1.2	except as specified in the Schedule (if applicable), I am the beneficial owner, free from all liens, charges, encumbrances, pre-emption rights and other third party rights, of the Shares;

3.1.3
except as specified in the Schedule (if applicable), I am the sole registered holder of the Shares.  If and to the extent that I am not the sole registered holder of any of the Shares, I undertake to procure full compliance by the registered holder(s) with the terms of this undertaking and any provision in this undertaking whereby I agree to take or not to take any action in relation to the Shares or any rights attached to them shall be deemed to include an undertaking to procure that the registered holder of such Shares takes or does not take such action;

3.1.4
the details of my holdings and dealings in securities of the Target since 3 May 2006 (being 12 months prior to the “offer period” for the purposes of the Code) contained in the Schedule hereto are complete, true and accurate;

3.1.5	I consent to the issue of the Announcement incorporating references (if any) to me in the form and context in which they appear;

3.1.6
I have full power and authority to enter into and perform this undertaking, which constitutes a valid and binding obligation on me in accordance with its terms.  The entry into and performance by me of this undertaking will not conflict with, or result in a breach of, any law or regulation, or any ruling or decree of any court or agency, or any agreement, to which I am or the Shares are subject; and

3.1.7
except as disclosed in the Schedule (if applicable), no other person is an owner or controller (within the meaning of paragraph 5(a)(iii) of the Notes on Rule 8 of the Code) of all or any of the Shares or any interest in them.

4	Disclosure and related matters

4.1	I acknowledge, confirm and agree that:

4.1.1
this undertaking constitutes an “irrevocable commitment” as defined by the Code and that, in accordance with the Code, particulars of this irrevocable undertaking and my holdings of, and dealings in the period commencing 3 May 2006 in, the share capital of the Target (as well as such holdings and dealings of members of my family and any related companies) will be contained in the Scheme Document and also that this irrevocable undertaking will be available for inspection while the Scheme remains open for acceptance;

4.1.2
the information about me (including, if applicable, any information concerning any other person who is an owner or controller of any of the Shares and/or persons connected with me) set out in the Announcement is true, accurate and complete and I consent to the release of the Announcement incorporating such information, and the references in it to me (and any such other person) in the form and context in which they appear;

4.1.3
I shall promptly give the Offeror and the Target all information concerning myself, persons connected with me and my/their interests and dealings in relevant securities of the Target (and, to the extent applicable, Offeror) which they may reasonably request for the purposes of the preparation of the Scheme Document and any related document(s) in order to comply with the requirements of all or any of the Code, the Panel, the FSA, the LSE and any other legal or regulatory requirement or body;

4.1.4
I shall as soon as reasonably practicable notify you in writing of any material change in the accuracy or import of any such information previously provided by me or on my behalf to you or your advisers; and

4.1.5
I understand and will comply with all of my obligations under the Code and applicable law in relation to the Scheme, this undertaking and interests and dealings in securities of the Target and (to the extent applicable) the Offeror.

5	Conditions

5.1
My obligations hereunder are conditional upon the issue of a press announcement in the form of the Announcement on or before 9.00 a.m. on May 15, 2007 or such later time and/or date as the Offeror and the Target may in writing agree.

5.2
This undertaking will cease to be of any further force or effect if, (i) following the issue of the Announcement by the time and date referred to in Clause 5.1, the Scheme Document is not posted within the Permitted Period, or (ii) the Scheme is withdrawn or otherwise lapses.

5.3
Subject as provided by Clause 5.4, the Offeror has agreed to implement the Scheme, provided the Announcement is released by the time referred to in Clause 5.1. I acknowledge that the decision whether or not to implement the Scheme is at the Offeror’s absolute discretion.

5.4	If, after the release of the Announcement, either:

5.4.1	the Offeror ceases to be required by the Code to implement the Scheme;

5.4.2	the Panel consents to the Offeror not implementing the Scheme; or

5.4.3	the Scheme Co-operation Agreement terminates;

then the Offeror shall not be obliged to proceed with the Scheme.

6	Scheme or offer

6.1
I note that the Offeror reserves the right to implement the Acquisition by way of a takeover offer (within the meaning of section 974 of the Companies Act 2006) on substantially similar terms and conditions to those set out in the Announcement, which (in the reasonable opinion of the Bank) is/are at least as favourable as the terms of the Scheme to holders of shares in the Target of the same class as the Shares (an “Offer”). In the event that it is so implemented, I confirm and agree that this undertaking shall continue to be binding mutatis mutandis in respect of the Shares, and all references to the Scheme shall, where the context permits, be read as references to the Offer (or to both the Scheme and the Offer, as appropriate). Notwithstanding the generality of the foregoing, in the event that the Acquisition is implemented by way of an Offer, references in this undertaking:

6.1.1
to voting in favour of the Scheme and voting in favour of the resolutions to be proposed at the Court Meeting and/or EGM shall be read and construed as references to accepting the Offer, which acceptances in such circumstances shall be tendered within 10 business days of the posting of the formal document containing the Offer (the “Offer Document”) and even if the terms of the Offer give accepting shareholders the right to withdraw acceptances, I shall not withdraw (nor shall I procure the withdrawal of) my acceptances in respect  of the Shares;

6.1.2
to the Scheme becoming effective shall be read as references to the Offer becoming unconditional in all respects; and references to the Scheme lapsing or being withdrawn shall be references to the closing or lapsing of the Offer; and

6.1.3	to the Scheme Document shall be read as references to the Offer Document.

7	Other

7.1	Regulatory Matters

Without prejudice to any rights I may have in any other capacity, I confirm that, for the purposes of the Financial Services and Markets Act 2000 and the regulations made pursuant to that act, I am not the customer or deemed customer of either the Bank or the Offeror and that neither the Bank nor the Offeror owes me any duties or responsibilities (whether as regards best execution, suitability or otherwise) in connection with the Scheme or this undertaking as their customer or deemed customer.  I acknowledge that the Bank is acting for the Offeror and no one else in connection with the Scheme and this undertaking and that the Bank will not be responsible to me as if I were its customer nor for providing advice to me in relation to the Scheme or this undertaking.  I further confirm that I have been given a realistic opportunity to consider whether or not to give this undertaking and to receive independent advice about the nature of this undertaking.

7.2	Interpretation

7.2.1	the “Target Group” means the Target and its subsidiary undertakings (as defined in Section 258 of the Companies Act 1985);

7.2.2
a “Third Party Proposal” means (a) any offer, scheme of arrangement, share issue or other transaction which would involve any person or group of persons acting in concert (other than the Offeror and persons acting in concert with it) acquiring control (as defined in the Code) of the Target; or (b) any arrangement or transaction for the transfer of any interest in all or substantially all of the business and assets of the Target Group or in any part thereof which is material in the context of the Target Group, taken as a whole; or (c) any other transaction which under Rule 21.1 of the Code and/or any provision of the Listing Rules made pursuant to the Financial Services and Markets Act 2000 would require approval by shareholders of the Target and to which the Offeror has not given its prior written consent; and

7.2.3
“Disclosed” means disclosed in the Target’s most recent annual report and accounts, or publicly announced (through an authorised Regulatory Information Service) since the date to which such annual accounts were made up and before the date of this undertaking, or disclosed in writing to the Offeror by or on behalf of the Target before the date of this undertaking.

In this undertaking, any reference:

7.2.4	to the Offeror shall include any Group Company of the person named at the beginning of this document as the Offeror which actually implements the Scheme;

7.2.5	to “interests” in securities, “relevant securities” and “acting in concert” have the meanings set out in the corresponding definitions in the Code;

7.2.6	to a business day means any day other than a Saturday, Sunday or any other day which is a public holiday in England;

7.2.7	to a Clause or Schedule is to a Clause of or Schedule to this undertaking; and

7.2.8
to any provision of the Code or to any statute or subordinate legislation is to be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted and in force.

8	General

8.1
I agree that damages may not be an adequate remedy for breach of this undertaking and accordingly that the Offeror shall be entitled, without proof of special damages, to seek the remedies of injunction and other equitable relief for any threatened or actual breach of this undertaking.

8.2
The Contracts (Rights of Third Parties) Act 1999 shall not apply to this undertaking and no rights or benefits expressly or impliedly conferred by this undertaking shall be enforceable under that Act against the parties to it by any other person, save that the Bank shall be entitled to rely on and enforce directly the provisions of Clause 7.1.

8.3	Time shall be of the essence as regards any time, date or period mentioned in this undertaking or extended by mutual agreement.

8.4	This undertaking shall be governed by and construed in accordance with English law and I submit to the jurisdiction of the English courts for all purposes in connection with this undertaking.

SCHEDULE 1

The Announcement

SCHEDULE 2

The following represent my current holdings in the Target (and those of my spouse, minor children and related companies) and dealings in the period commencing 3 May 2006:

(a)	Holding

	i)	Ordinary Shares of 10p each (“Shares”)

		Number of Shares	Registered Holder	Beneficial Owner

		181,218	G Dransfield	G Dransfield

	ii)	Conditional interest in Shares under long term incentive plane

		Number of Shares	Registered Holder

		176,110	G Dransfield

	iii)	Options over Shares

		Scheme	Number of Shares under option	Registered Holder

		Sharesave Scheme	5,092	G Dransfield

		Share Option Plan	63,192	G Dransfield

(b)	Dealings

March 1, 2007
46,133 of the conditional award of Shares made under the long term incentive plan on March 1, 2004 vested.  24,841 Shares under the conditional award lapsed.  27,218 Shares were retained (after satisfying tax and NI liabilities).

March 1, 2007	An option over 46,133 Shares, conditionally granted on March 1, 2004 became capable of being exercised. 24,841 Shares under the conditional grant of option lapsed.

March 1, 2007	Conditional award of 54,464 Shares under the long term incentive plan.

March 6, 2007
Exercise of an option over 46,133 Shares at a subscription price of 439.6p per share.  Subsequently sold 20,782 Shares (net shares arising after accounting for subscription costs) at a price of 799.47p per Share.

(c)	Spouse

	Number of Shares	Registered Holder	Beneficial Owner

	23,375	Mrs H Dransfield	Mrs H Dransfield

(d)	Other

	Number of Shares 1,307	Registered Holder Talos Securities Limited	Beneficial Owner G Dransfield & Mrs H Dransfield

I hereby declare that I intend this document to be a deed and I agree to execute and deliver it as a deed and by my signature of this document I deliver it as a deed.

IN WITNESS whereof this document has been executed and delivered as a deed on the date above mentioned

EXECUTED and	)
DELIVERED	)
as a DEED	) G Dransfield
by G Dransfield	)
in the presence of:-

Witness:	Signature

Name

Address

Occupation